UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) announcing the receipt of notifications of the acquisition of common shares by persons discharging managerial responsibilities (“PDMRs”) and persons closely associated with PDMRs pursuant to Greek law 3556/2007 and article 19(3) of Regulation (EU) 596/2014 (“Press Release 1”), which was issued on September 18, 2026.

Attached as Exhibit 99.2 to this Form 6-K is a copy of the press release of the Company announcing the receipt of notifications of ownership of common shares by C.K. Limited and Danaos Corporation pursuant to Greek law 3556/2007 (“Press Release 2”), which was issued on September 18, 2026.

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-286185) and Registration Statement on Form S-8 (File No. 333-176922), in each case, to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 18, 2026

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1	Press Release 1 dated September 18, 2026.
99.2	Press Release 2 dated September 18, 2026